

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2019

By E-Mail

Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

      Re: Entegris, Inc.
               Registration Statement on Form S-4
               Filed on February 28, 2019
               File No. 333-229931

Dear Mr. Gordon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 15

1.   Please revise the disclosure relating to the governance of the combined company on page 22 and elsewhere in your registration statement to state who will select the four individuals designated by each company to serve on the board of directors of the combined company and the basis upon which those individuals will be selected.

2.   Please revise the disclosure relating to the regulatory approvals necessary to close the merger on page 24 and elsewhere in your registration statement to state the foreign jurisdictions from which you will need such approval.

The Merger, page 77

3.   We note that the disclosure under the caption "Certain Estimated Synergies" (page 115) you disclose estimated synergies from the merger within 12 months of the closing of $75

million. We note in your letter to shareholders dated March 8, 2019 that your estimate of synergies is currently $125 million. Please update your disclosure in the registration statement.

Form of Proxy Card

4.   Please revise the forms of proxy to clearly identify each as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions